SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

BALLANTYNE STRONG, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,905,192
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,331,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,331,910
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,019,506
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,019,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,019,506
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 179,265
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 179,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 179,265
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,793,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,793,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,793,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON Fundamental Global Capital Appreciation Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 24,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,426,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,426,718
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,861
	8	SHARED VOTING POWER 335,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 636,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 265,925(1)
	8	SHARED VOTING POWER 4,905,192
	9	SOLE DISPOSITIVE POWER 160,206(2)
	10	SHARED DISPOSITIVE POWER 6,331,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,492,116(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 242,945 shares directly held by Mr. Cerminara, (ii) 7,540 shares held in Mr. Cerminara’s 401(k) account, (iii) 11,220 shares held by Mr. Cerminara’s wife, and (iv) 4,220 shares held by Mr. Cerminara’s minor children. Does not include 91,996 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.

(2) Includes 26,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement. Does not include 131,719 shares beneficially owned by Mr. Cerminara (including the 11,220 shares held by Mr. Cerminara’s wife and the 4,220 shares held by Mr. Cerminara’s children) that are held in CWA customer accounts. Does not include 91,996 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.

(3) Includes 26,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 058516105	13D	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,610(1)
	8	SHARED VOTING POWER 4,905,192
	9	SOLE DISPOSITIVE POWER 32,110(1)(2)
	10	SHARED DISPOSITIVE POWER 6,331,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,364,020(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0%
14	TYPE OF REPORTING PERSON IN

(1) Does not include 45,038 shares potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.

(2) Does not include 8,500 shares beneficially owned by Mr. Johnson that are held in CWA customer accounts.

CUSIP No. 058516105	13D	Page 13 of 21 Pages

This Amendment No. 20 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 20”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 20 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 20 the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), (ii) Fundamental Global Holdings, LP, a Delaware limited partnership (“FGHP”), (iii) FGI Global Asset Allocation Fund, Ltd., a Cayman Islands exempted company (“FGAA”), (iv) FGI Global Asset Allocation Master Fund, LP, a Cayman Islands exempted limited partnership (“FGGM”), (v) Fundamental Activist Fund I, LP, a Delaware limited partnership (“FAFI”), (vi) Fundamental Global Capital Appreciation Fund, LP, a Delaware limited partnership (“FGCA”), (vii) Fundamental Global Investors, LLC, a North Carolina limited liability company, (viii) FGI International USVI, LLC, a U.S. Virgin Islands limited liability company, (ix) FGI Funds Management, LLC, a Florida limited liability company, (x) Fundamental Global Capital Appreciation Advisor, LLC, a Delaware limited liability company, (xi) CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”), a Florida limited liability company (“CWA”), (xii) Mr. Joseph H. Moglia, (xiii) Mr. D. Kyle Cerminara, and (xiv) Mr. Lewis M. Johnson.

The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of FGPM, FGHP, FGAA, FGGM, FAFI and FGCA is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI International USVI, LLC is to provide investment advisory services, including to FGAA. The principal business of FGI Funds Management, LLC is to provide investment advisory services, including to FGPM, FGHP, FGGM, and FAFI. The principal business of Fundamental Global Capital Appreciation Advisor, LLC is to provide investment advisory services, including to FGCA. The principal business of CWA is to provide wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA. Mr. Moglia’s principal occupation is serving as Chairman of TD Ameritrade, a securities brokerage firm, Chair of Athletics and Executive Advisor to the President for Coastal Carolina University and Chairman of Fundamental Global Investors, LLC. The address of TD Ameritrade is 200 S. 108th Avenue, Omaha, Nebraska 68154. Mr. Cerminara’s principal occupation is serving as an investment manager. Mr. Johnson’s principal occupation is serving as an investment manager. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

The business address of each of Fundamental Global Investors, LLC and Mr. Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of each of FGPM, FGAA and FGGM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI International USVI, LLC is One Hibiscus Alley, 5093 Dronningens Gade, Suite 1, St. Thomas, U.S. Virgin Islands 00802. The business address of each of FGHP, FAFI, FGI Funds Management, LLC and CWA is 9130 Galleria Court, Third Floor, Naples, Florida 34109. The business address of each of FGCA and Fundamental Global Capital Appreciation Advisor, LLC is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business addresses for Mr. Cerminara are c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209 and 131 Plantation Ridge Dr., Suite 100, Mooresville, North Carolina 28117. The business addresses for Mr. Johnson are c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109 and c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC and is also the Chairman of the Board of Directors of the Company. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC and is also the Co-Chairman of the Board of Directors of the Company. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI International USVI, LLC and FGI Funds Management, LLC and Co-Chief Investment Officers of CWA. Fundamental Global Investors, LLC and Larson Advisory Services, LLC are the Managers of Fundamental Global Capital Appreciation Advisor, LLC.

CUSIP No. 058516105	13D	Page 14 of 21 Pages

Bill Beynon, Blaine Ferguson and Messrs. Cerminara and Johnson are managers of CWA. Each of these individuals is a U.S. citizen. Messrs. Beynon and Ferguson are the co-founders of CWA, and their principal occupations are serving as managers of CWA. Their business address is c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $7,485,276; FGHP, $3,570,444; FGAA, $154,782; FGGM, $527,811; FAFI, $6,612,006; Mr. Moglia, $2,947,390; Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $424,322; and Mr. Johnson (with respect to the shares acquired by him through the open market), $61,425. The source of these funds was working capital or personal funds, as applicable. The shares of Common Stock reported as owned by FGCA were acquired as a result of contributions in-kind from customer accounts managed by CWA with a cost basis of $43,983. The total cost for purchases by CWA’s customers reported in this Amendment No. 20 was approximately $3,259,705 (excluding shares held in CWA customer accounts for Messrs. Moglia, Cerminara and Johnson). The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. The cost for purchasing the shares held by Mr. Ferguson was approximately $4,618; the source of funds was personal funds.

Item 5. Interest in Securities of the Issuer.

(a)  The Reporting Persons beneficially own in the aggregate 6,524,226 shares of Common Stock, which represents approximately 44.0% of the Company’s outstanding shares of Common Stock.

Each of FGPM, FGHP, FGAA, FGGM, FAFI and FGCA directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Benyon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. In addition, the number of shares disclosed as beneficially owned by CWA includes 131,719 shares held in a customer account for Mr. Cerminara (including 11,220 shares held in a customer account for Mr. Cerminara’s spouse and 4,220 shares held in a customer account for Mr. Cerminara’s minor children) and 8,500 shares held in a customer account for Mr. Johnson. Each of Fundamental Global Investors, LLC and Messrs. Beynon and Ferguson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts and each of Messrs. Cerminara and Johnson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts, except to the extent of their pecuniary interest therein. Mr. Ferguson also directly holds 1,000 shares of Common Stock.

Mr. Moglia holds 300,861 shares of Common Stock directly, all of which are held by CWA in a customer account, beneficially holds 299,394 shares of Common Stock through the Moglia Family Foundation, all of which are held by CWA in a customer account, and beneficially holds 36,036 shares of Common Stock through a trust, all of which are held by CWA in a customer account.

The 265,925 shares of Common Stock beneficially owned by Mr. Cerminara include (i) 242,945 shares directly held by Mr. Cerminara, (ii) 7,540 shares held in Mr. Cerminara’s 401(k) account, (iii) 11,220 shares held by Mr. Cerminara’s wife and (iv) 4,220 shares held by Mr. Cerminara’s minor children. Of the 265,925 shares, 131,719 shares (including 11,220 shares held by Mr. Cerminara’s wife and 4,220 shares held by Mr. Cerminara’s children) are held in a CWA customer account. Mr. Cerminara also holds options exercisable within 60 days of the filing of this Amendment No. 20 for (i) 20,000 shares at an exercise price of $4.70 per share and (ii) 6,000 shares at an exercise price of $2.89 per share.

CUSIP No. 058516105	13D	Page 15 of 21 Pages

The 40,610 shares of Common Stock beneficially owned by Mr. Johnson include 8,500 shares held in a CWA customer account.

The shares of Common Stock beneficially owned by Mr. Cerminara do not include (i) 13,334 shares potentially issuable upon the vesting of restricted stock units (RSUs) granted by the Company on January 26, 2018, (ii) 50,000 shares potentially issuable upon the vesting RSUs granted by the Company on June 6, 2019, and (iii) 28,662 shares potentially issuable upon the vesting of RSUs granted by the Company on July 1, 2020. The vesting of the RSUs granted to Mr. Cerminara on January 26, 2018 and June 6, 2019 is subject to Mr. Cerminara’s continued service as a director of the Company. With respect to the vesting of the RSUs granted to Mr. Cerminara on July 1, 2020, in the event Mr. Cerminara makes himself available and consents to be nominated by the Company for continued service as a director of the Company, but is not nominated to the Board of Directors for election by stockholders, other than for good reason as determined by the Board of Directors in its discretion, then the RSUs will vest in full as of Mr. Cerminara’s last date of service as a director of the Company.

The shares of Common Stock beneficially owned by Mr. Johnson do not include (i) 16,376 shares potentially issuable upon the vesting of RSUs granted by the Company on July 1, 2019 and (ii) 28,662 shares potentially issuable upon the vesting of RSUs granted by the Company on July 1, 2020. In the event Mr. Johnson makes himself available and consents to be nominated by the Company for continued service as a director of the Company, but is not nominated to the Board of Directors for election by stockholders, other than for good reason as determined by the Board of Directors in its discretion, then the RSUs will vest in full as of Mr. Johnson’s last date of service as a director of the Company.

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,790,374 shares of Common Stock reported by the Company as outstanding as of August 5, 2020 in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2020.

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGAA, FGGM, FAFI and FGCA. FGI International USVI, LLC, as the investment manager to FGAA, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. FGI Funds Management, LLC, as the investment manager to FGPM, FGHP, FGGM and FAFI (as the relying advisor to Fundamental Global Investors, LLC), may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGGM and FAFI. Fundamental Global Capital Appreciation Advisor, LLC, as the investment manager to FGCA (as the relying advisor to Fundamental Global Investors, LLC), may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGCA. As principals of FGI International USVI, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGGM and FAFI. As principals of Fundamental Global Capital Appreciation Advisor, LLC, Fundamental Global Investors, LLC and Larson Advisory Services, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGCA. As principals of Fundamental Global Investors, LLC, Messrs. Moglia, Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGAA, FGGM, FAFI and FGCA. Each of Messrs. Moglia, Cerminara and Johnson expressly disclaims such beneficial ownership. The Reporting Persons may be deemed to be a “group.”

(b) Each of FGPM, FGHP, FGAA, FGGM, FAFI and FGCA beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGHP, FGAA, FGGM, FAFI and FGCA. FGI International USVI, LLC, as the investment manager to FGAA, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. FGI Funds Management, LLC, as the investment manager to FGPM, FGHP, FGGM and FAFI (as the relying advisor to Fundamental Global Investors, LLC), has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGHP, FGGM and FAFI. Messrs. Cerminara and Johnson, as principals of FGI International USVI, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. Messrs. Cerminara and Johnson, as principals of FGI Funds Management, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGHP, FGGM and FAFI. Fundamental Global Capital Appreciation Advisor, LLC, as the investment manager to FGCA (as the relying advisor to Fundamental Global Investors, LLC), has the shared power to direct the voting and disposition of the shares of Common Stock held by FGCA. Messrs. Moglia, Cerminara and Johnson, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGHP, FGAA, FGGM, FAFI and FGCA. Messrs. Moglia, Cerminara and Johnson have the power to direct the voting and disposition of the respective shares of Common Stock directly held by them, except with regard to the shares held by Messrs. Moglia, Cerminara and Johnson in CWA customer accounts over which they share voting power with CWA.

CUSIP No. 058516105	13D	Page 16 of 21 Pages

CWA has the power to direct the disposition of the shares of Common Stock held in its customer accounts while CWA’s customers retain the power to direct the voting of the shares of Common Stock held in their respective accounts. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own, and to have the shared power to direct the disposition of, the number of shares of Common Stock held in the CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. Each of Fundamental Global Investors, LLC and Messrs. Beynon and Ferguson expressly disclaims such beneficial ownership and each of Messrs. Cerminara and Johnson expressly disclaims such beneficial ownership, except to the extent of their pecuniary interest therein. Mr. Ferguson has the power to direct the voting and disposition of the shares of Common Stock directly held by him.

(c) Transactions effected by FGPM, FGGM and customer accounts managed by CWA in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market. In addition, shares of Common Stock were transferred out of customer accounts managed by CWA as follows: on July 1, 2020, 1,025 shares; on July 7, 2020, 437 shares; on July 24, 2020, 2,000 shares; and on August 7, 2020, 1,000 shares. On August 13, 2020, FGCA acquired 24,300 shares from contributions in-kind from customer accounts managed by CWA at a deemed purchase price of $1.81 per share.

On July 1, 2020, the Company granted 28,662 restricted stock units to each of Messrs. Cerminara and Johnson as non-employee director compensation pursuant to the Company’s 2017 Omnibus Equity Compensation Plan. The restricted stock units will vest each year beginning on the first anniversary of the grant date, provided that, in the event Mr. Cerminara or Mr. Johnson makes himself available and consents to be nominated by the Company for continued service as a director of the Company, but is not nominated to the Board of Directors for election by stockholders, other than for good reason as determined by the Board of Directors in its discretion, then the RSUs will vest in full as of Mr. Cerminara’s or Mr. Johnson’s last date of service as a director of the Company, as applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 20, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 17 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 18, 2020

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara

Manager

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL CAPITAL APPRECIATION FUND, LP,
by Fundamental Global Capital Appreciation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 058516105	13D	Page 18 of 21 Pages

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL CAPITAL APPRECIATION ADVISOR, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Co-Chief Investment Officer

JOSEPH MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

CUSIP No. 058516105	13D	Page 19 of 21 Pages

Schedule A

Transactions in the Common Stock in the Past 60 Days:

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
06/18/2020	1,466	1.852
06/19/2020	4,597	1.8236
06/22/2020	2,269	1.846
06/23/2020	1,820	1.8264
06/24/2020	4,814	1.7873
06/25/2020	3,055	1.7221
06/26/2020	2,074	1.669
06/29/2020	1,625	1.6231
06/30/2020	2,405	1.6671
07/01/2020	585	1.6311
07/02/2020	860	1.5899
07/06/2020	1,882	1.6273
07/07/2020	1,115	1.6388
07/08/2020	1,430	1.6223
07/09/2020	2,532	1.575
07/10/2020	983	1.5081
07/13/2020	3,932	1.4027
07/14/2020	1,300	1.4035
07/15/2020	2,795	1.4325
07/16/2020	5,050	1.5471
07/17/2020	2,275	1.6246
07/20/2020	1,105	1.5929
07/21/2020	4,126	1.6606
07/22/2020	845	1.64
07/23/2020	3,589	1.6962
07/24/2020	1,566	1.642
07/27/2020	715	1.6099
07/28/2020	780	1.6275
07/29/2020	975	1.582
07/30/2020	4,576	1.8013
07/31/2020	4,366	1.728
08/03/2020	4,861	1.7884
08/04/2020	5,453	1.897
08/05/2020	4,934	1.796
08/06/2020	2,414	1.7851
08/07/2020	2,355	1.8230
08/10/2020	3,043	1.8543
08/11/2020	6,351	1.8689
08/12/2020	2,350	1.8766
08/13/2020	1,792	1.7318
08/14/2020	9,474	1.8620

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2)	Except for the price per share for the trades reported on July 22, 2020, the price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 058516105	13D	Page 20 of 21 Pages

Schedule A (continued)

Transactions in the Common Stock in the Past 60 Days:

FGI Global Asset Allocation Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
06/18/2020	790	1.852
06/19/2020	2,475	1.8236
06/22/2020	1,221	1.846
06/23/2020	980	1.8264
06/24/2020	2,592	1.7873
06/25/2020	1,645	1.7221
06/26/2020	1,117	1.669
06/29/2020	875	1.6231
06/30/2020	1,295	1.6671
07/01/2020	315	1.6311
07/02/2020	463	1.5899
07/06/2020	1,013	1.6273
07/07/2020	600	1.6388
07/08/2020	770	1.6223
07/09/2020	1,364	1.575
07/10/2020	530	1.5081
07/13/2020	2,118	1.4027
07/14/2020	700	1.4035
07/15/2020	1,505	1.4325
07/16/2020	2,720	1.5471
07/17/2020	1,225	1.6246
07/20/2020	595	1.5929
07/21/2020	2,221	1.6606
07/22/2020	455	1.64
07/23/2020	1,932	1.6962
07/24/2020	843	1.642
07/27/2020	385	1.6099
07/28/2020	420	1.6275
07/29/2020	525	1.582
07/30/2020	2,464	1.8013
07/31/2020	2,351	1.728
08/03/2020	2,617	1.7884
08/04/2020	2,936	1.897
08/05/2020	2,657	1.796
08/06/2020	1,300	1.7851
08/07/2020	1,268	1.8230
08/10/2020	1,638	1.8543
08/11/2020	3,420	1.8689
08/12/2020	1,266	1.8766
08/13/2020	965	1.7318
08/14/2020	5,101	1.8620

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2)	Except for the price per share for the trades reported on July 22, 2020, the price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 058516105	13D	Page 21 of 21 Pages

Schedule A (continued)

Transactions in the Common Stock in the Past 60 Days:

Customer Accounts Managed by CWA Asset Management Group, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
8/7/2020	(384)	$1.7999
8/7/2020	(296)	$1.7899
8/7/2020	(1,409)	$1.7698
8/11/2020	(350)	$1.8699
8/11/2020	(3,000)	$1.8698
8/11/2020	(1,050)	$1.8592
8/11/2020	(500)	$1.8698
8/11/2020	(765)	$1.8698
8/11/2020	(1,750)	$1.8648
8/11/2020	(800)	$1.8698
8/11/2020	(2,928)	$1.8499
8/11/2020	(2,675)	$1.8698
8/11/2020	(2,183)	$1.8499
8/11/2020	(1,233)	$1.8685
8/11/2020	(368)	$1.8698
8/11/2020	(3,242)	$1.8499
8/11/2020	(2,379)	$1.8500
8/11/2020	(350)	$1.8699
8/11/2020	(389)	$1.8698
8/11/2020	(4,600)	$1.8591
8/11/2020	(340)	$1.8646
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(58)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(67)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500
8/11/2020	(100)	$1.8500

(1)	The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.